Exhibit 99.3

Statutory Financial Statements

Oculis Holding AG

for the period ending December 31, 2024

Oculis Holding AG Zug Report of the statutory auditor to the General Meeting on the financial statements 2024

Report of the statutory auditor

to the General Meeting of Oculis Holding AG, Zug

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Oculis Holding AG (the Company), which comprise the balance sheet as at December 31, 2024, and the profit and loss statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 3,628 thousand

Benchmark applied	Total assets

Rationale for the materiality benchmark applied

We chose total assets as the benchmark, because, in our view, it is the benchmark against which the performance of the Company, which has limited operating activities and which mainly holds investments in subsidiaries and intra-group loans, is most commonly measured, and it is a generally accepted benchmark for holding companies.

We agreed with the Audit Committee that we would report to them misstatements above CHF 363 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant

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accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, which has partially been made available to us with the 6-K and 20-F filings, (but does not include the financial statements and the consolidated financial statements and our auditor’s reports thereon), which we obtained prior to the date of this auditor’s report, and the full annual report, which is expected to be made available to us after that date.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2 Oculis Holding AG | Report of the statutory auditor to the General Meeting

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

Based on our audit according to article 728a para. 1 item 2 CO, we confirm that the Board of Directors' proposal complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Timothy Kay
Licensed audit expert
Auditor in charge

Pully, March 11, 2025

3 Oculis Holding AG | Report of the statutory auditor to the General Meeting

Oculis Holding AG, Zug

Table of Contents

FINANCIAL STATEMENTS
Financial statements	1
Notes to the statutory financial statements	3

APPROPRIATION OF AVAILABLE EARNINGS
Appropriation of available earnings and reserves of Oculis Holding AG	10

Oculis Holding AG, Zug

Balance Sheet

(in CHF thousands)

		As of December 31,	As of December 31,
Assets	Note	2024	2023

Current assets
Cash and cash equivalents		3,687	464
Other current receivables		2,878	2,145
From third parties		395	175
From group subsidiaries		2,483	1,970
Prepaid expenses		478	571
Total current assets		7,043	3,180

Non-current assets
Loans to group subsidiaries	6	163,161	115,033
Other long-term receivables - From group subsidiaries	7	1,540	—
Investments	8	191,067	191,067

Total non-current assets		355,768	306,100

Total assets		362,811	309,280

		As of December 31,	As of December 31,
Liabilities and shareholders' equity	Note	2024	2023

Current liabilities
Trade payables		4,494	1,959
To third parties		187	29
To group subsidiaries		4,307	1,930
Other short-term liabilities		12	7
Accrued expenses		306	506

Total current liabilities		4,812	2,472

Non-current liabilities
Other long-term liabilities due to third parties		—	378

Total non-current liabilities		—	378

Shareholders' equity
Share capital	9	470	404
Statutory capital reserves		404,116	347,424
Reserves from capital contribution	9	293,879	237,187
Other statutory capital reserves	9	110,237	110,237
Accumulated deficit		(41,398)	—
Loss of the period		(5,179)	(41,398)
Treasury shares held by Oculis Holding AG		(10)	—

Total shareholders' equity		357,999	306,430

Total liabilities and shareholders' equity		362,811	309,280

The accompanying notes form an integral part of the financial statements.

Oculis Holding AG, Zug

Profit and loss statement for the periods October 31, 2022 - December 31, 2023 and January 1, 2024 - December 31, 2024

(in CHF thousands)

		For the year ended December 31,	For the period ended December 31,
	Note	2024	2023

Other operating expenses		(11,281)	(9,311)
Operating expenses		(11,281)	(9,311)

Operating loss		(11,281)	(9,311)

Financial income	4	6,113	1,930
Financial expense	4	(11)	(4,458)
Loss before extraordinary items		(5,179)	(11,839)

Extraordinary income	5.1	—	69,251
Extraordinary expense	5.2	—	(98,810)

Loss before taxes		(5,179)	(41,398)

Direct taxes		—	—

Loss of the period		(5,179)	(41,398)

The accompanying notes form an integral part of the financial statements.

Oculis Holding AG, Zug

NOTES TO THE STATUTORY FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Oculis Holding AG (the "Company" or "Oculis") is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations ("SCO") and registered as of October 31, 2022.

As of December 31, 2024, the Company controls directly or indirectly five wholly-owned subsidiaries:

Oculis Operations Sàrl ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, which controls four wholly-owned subsidiaries:

o
Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003,
o
Oculis France Sàrl ("Oculis France") which was incorporated in Paris, France on March 27, 2020,
o
Oculis US, Inc. ("Oculis US"), which was incorporated in Delaware, USA, on May 26, 2020, and
o
Oculis HK, Limited ("Oculis HK") which was incorporated in Hong Kong, China on June 1, 2021.

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics used to treat ophthalmic and neuro-ophthalmic diseases, engaged in the development of innovative drug candidates which embrace the potential to address significant unmet medical needs for many conditions. The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. Oculis’ pipeline product candidates in clinical development include: OCS-01, a topical eye drop candidate for diabetic macular edema (DME); Privosegtor (OCS-05), a neuroprotective candidate for acute optic neuritis with potentially broad clinical applications in other neuro-ophthalmic diseases; and Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED).

2. SIGNIFICANT EVENTS IN THE CURRENT REPORTING PERIOD

Business Combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement ("BCA") between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement ("PIPE") investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol "OCS" for its ordinary shares and “OCSAW” for its public warrants.

Public Offering of Ordinary Shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share (the “Public Offering”), for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Registered Direct Offering and Nasdaq Iceland Main Market Listing

On April 22, 2024, the Company closed its registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of its ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 90.5 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program through December 31, 2024.

Loan Facility

On May 29, 2024, the Company entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1”), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Loan Agreement during the year ended December 31, 2024.

In conjunction with the Loan, the Company entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.01). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of December 31, 2024.

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The statutory Financial Statements of Oculis, with registered office in Zug, Switzerland, were prepared according to the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below.

Oculis is presenting its Consolidated Financial Statements according to IFRS ("IFRS Accounting Standards"). As a result, Oculis has applied the exemption included in art. 961d of the Swiss Code of Obligations and has not included additional disclosures and a cash flow statement in its Statutory Financial Statements.

Going concern

Oculis accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The recent Registered Direct Offering and listing on the NASDAQ Iceland Main Market in April 2024 discussed in Note 2, as well as the February 2025 underwritten registered direct follow-on offering discussed in Note 14 raised funding to secure business continuity. The Board of Directors believes that cash, cash equivalents and short-term investments as of December 31, 2024, will be sufficient to fund the Group’s operations and capital expenditure requirements for at least the next 12 months.

Cash and cash equivalents

Cash and cash equivalents are valued at nominal value.

Investments

Investments are initially recognized at cost, assessed annually for impairment triggers, and adjusted to their recoverable amount as needed.

Loans to group subsidiaries

Short and long term loans to Oculis Group subsidiaries are valued at nominal value under consideration of any impairment if needed.

Foreign currency

The Company's books are expressed in Swiss Francs (CHF). During the year, transactions denominated in foreign currencies are converted into Swiss Francs at the rate in effect at the transaction date. At year-end, assets and liabilities denominated in foreign currencies are converted into Swiss Francs using the year-end exchange rates. Realized and unrealized exchange gains and losses are recorded net as financial income or financial expenses.

Warrants

Liabilities related to warrants are recorded at nominal value. Given warrants have no nominal or intrinsic value, these are not recognized in the statutory Financial Statements. The exercise of warrants by their holders does not lead to any cash outflows from Oculis.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition volume weighted average share price targets ("VWAP") of Oculis of CHF 12.62 or $15.00, CHF 16.83 or $20.00 and CHF 21.04 or $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control transaction, as defined in the BCA.

The earnout shares have been registered in the Registry of Commerce and are included in the number of outstanding shares as of December 31, 2024. The earnout shares are recorded at nominal value. Upon meeting the criteria, Oculis would not further increase its reserve from capital contribution. In November 2024, the first price target of CHF 12.62 or $15.00 was achieved resulting in the immediate vesting of 1,422,723 earnout shares and 93,277 earnout options becoming exercisable.

4. FINANCIAL INCOME AND EXPENSE

Foreign exchange gain / (losses) reported into financial income and expenses are presented net per currency.

(in CHF thousands)	For the Year Ended December 31,		For the Year Ended December 31,
	Income	Expenses	Income	Expenses
Interest	3,961	—	1,930	(339)
Net foreign exchange gain / (loss)	2,152	(11)	—	(4,119)
Total	6,113	(11)	1,930	(4,458)

As of December 31, 2024, the Company had approximately CHF 4.0 million of interest income from the intercompany loan, as described in Notes 6 and 7.

5. EXTRAORDINARY INCOME AND EXPENSE

(in CHF thousands)	For the Year Ended December 31,		For the Year Ended December 31,
	Income	Expenses	Income	Expenses
Dividend from Merger Sub II (Note 5.1)	—	—	69,251	—
Impairment of Merger Sub II Financial investment (Note 5.2)	—	—	—	(98,810)
Total Extraordinary income / (expense)	—	—	69,251	(98,810)

5.1 Intra-group loan and dividend payment from Merger Sub II

Oculis entered into a loan with its wholly owned subsidiary on March 3, 2023 in the amount of CHF 69.5 million for the purpose of developing the Company's business activities.

In connection with the dissolution of Merger Sub II, the Board of Directors of Merger Sub II and Oculis approved a dividend in favor of the shareholder Oculis in an amount of CHF 69.3 million (the "Dividend"), whereby such dividend was made effective by way of a set-off declaration dated August 9, 2023, as further clarified on February 13, 2024. The payment of the Dividend was satisfied by offsetting the balance of the loan of CHF 69.3 million (initial loan of CHF 69.5 million minus CHF 0.2 million resulting from payments which Oculis has made on behalf of Merger Sub II). The loan is considered to have been repaid in full and there are no amounts outstanding under the Loan Agreement. Oculis recognized an extraordinary income of CHF 69.3 million in its Statement of loss.

5.2 Impairment of financial investment Merger Sub II

As per the contribution agreement signed between Oculis and EBAC on March 2, 2023, the transfer price of the contribution in kind of Merger Sub II (former EBAC) in exchange of 10,489,371 shares of Oculis amounted to CHF 98.8 million or $104.9 million. Following the Dividend payment and offset of the intra-group loan, the intrinsic value of the Merger Sub II entity was nil given all the cash raised during the Business Combination was transferred to Oculis. As a result, Oculis Management recognized the full impairment of its financial investment leading to an extraordinary expense of CHF 98.8 million.

6. LOAN TO GROUP SUBSIDIARIES

The following table presents the intra-group loan between Oculis and its subsidiary Oculis Operations:

Original Borrower	Start date	Repayment date	USD	EUR	CHF	Total CHF
As of December 31, 2024
Oculis Operations Sàrl	March, 2023	December, 2027	49,322	8,695	110,350	163,161
As of December 31, 2023
Oculis Operations Sàrl	March, 2023	December, 2027	30,772	8,815	80,950	115,033

These loans were made to support the Group's clinical and business development activities and bears interest using the rate published by the Swiss federal Tax Administration for CHF, USD and Euro denominated loans to shareholders and intercompany entities. As of December 31, 2024, CHF 146.0 million of the outstanding intercompany loan was subordinated pursuant to an agreement signed between the two entities.

7. OTHER LONG-TERM RECEIVABLES

As of December 31, 2024, the Company has recognized accrued income from the intercompany loan interest (as described in Note 6). The interest has not been billed to the Oculis Operations subsidiary as it relates to the CHF 146.0 million subordinated portion of the intercompany loan , as per the subordination agreement signed between both entities.

(in CHF thousands)	As of December 31, 2024	As of December 31, 2023

Accrued interest on intercompany loan	1,540	—

8. INVESTMENTS

As of December 31, 2024, the Company had five direct and indirect subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation and the percentage of ownership and voting interest held by the Company.

		Share in Capital
Company	Domicile	% of capital and vote	Direct/indirect	Main activities
Oculis Operations Sàrl	Switzerland	100%	Direct	Business and clinical development
Oculis ehf	Iceland	100%	Indirect	Research, business and clinical development
Oculis France Sàrl	France	100%	Indirect	Research, business and clinical development
Oculis US Inc	USA	100%	Indirect	Business and clinical development
Oculis HK, Limited	Hong Kong	100%	Indirect	Business and clinical development

9. SHARE CAPITAL AND STATUTORY CAPITAL RESERVES

Share capital

As of December 31, 2024, the Company had a share capital of CHF 469,805.44. The Company's share capital consists of 47,033,674 shares with a nominal value of CHF 0.01.

In CHF thousands, except for the number of shares	Shares	Share capital	Treasury shares	Treasury share capital	Reserve from capital contribution	Other capital reserves	Share capital & Statutory capital reserves
October 31, 2022
Incorporation of the Company	10,000,000	100	—	—	—	—	100
New shares issued	25,682,186	257	—	—	—	—	257
Cancellation of initial shares	(35,682,186)	(357)			—	—	(357)
In connection with BCA
Contribution of Legacy Oculis into Oculis Holding	20,277,002	203	—	—	112,380	78,426	191,009
Convertible Loan Agreement	1,967,000	20	—	—	18,348		18,368
Issuance of earnout shares to Legacy Oculis shareholders	3,793,995	38	—	—	—	—	38
Contribution of EBAC into Oculis Holding	10,489,371	105	—	—	66,894	31,811	98,810
Public offering / Follow-on financing	3,654,234	36	—	—	37,767	—	37,803
Shares issued for exercise of options	112,942	1	—	—	273	—	274
Shares issued for exercise of warrants	149,156	1	—	—	1,525	—	1,526
December 31, 2023	40,443,700	404	—	—	237,187	110,237	347,828
Registered Direct Offering	5,000,000	50			52,951	—	53,001
Shares issued to treasury under the ATM program	1,000,000	10	(1,000,000)	(10)	—	—	—
Shares issued for vesting of RSUs	9,430	—	—	—	—	—	—
Shares issued for exercise of options	301,511	3	—	—	937	—	940
Shares issued for exercise of warrants	279,033	3	—	—	2,804	—	2,806
December 31, 2024	47,033,674	470	(1,000,000)	(10)	293,879	110,237	404,586

Contribution of Legacy Oculis into Oculis

As per contribution agreement signed on the account of Legacy Oculis shareholders and Oculis on March 2, 2023, the transfer price of the contribution in kind of shares in Legacy Oculis in exchange of 20,277,002 shares in Oculis amounted to CHF 191.0 million, considering a price per share of CHF 9.42 or $10.00 and CHF 38.0 thousands as par value of the granted earn-outs to former Legacy Oculis shareholders.

Convertible Loan Agreement

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan. Following the Business Combination, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.4 million or $19.7 million.

Earnout shares

As a result of the BCA, Legacy Oculis “equity holders” received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. In November 2024, the first price target of CHF 12.62 or $15.00 was achieved resulting in the immediate vesting of 1,422,723 earnout shares and 93,277 earnout options becoming exercisable.

Contribution of EBAC into Oculis

As per contribution agreement signed on the account of EBAC shareholders and Oculis on March 2, 2023, the transfer price of the contribution in kind of shares in EBAC in exchange of 10,489,371 shares in Oculis amounted to CHF 98.8 million, considering a price per share of CHF 9.42 or $10.00.

May 2023 public offering

On June 5 and 13, 2023, the Company closed the issuance and sale in a public offering of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million, before deducting underwriting discounts, commissions and offering expenses (refer to Note 2). This capital increase was made using the capital band.

Registered Direct Offering

On April 22, 2024, the Company closed its Registered Direct Offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share to investors. This capital increase was made using the capital band.

ATM program

On May 8, 2024, the Company entered into the ATM Program under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 90.5 million) through Leerink Partners as its sales agent. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares.

Reserves from capital contribution

As of December 31, 2024, the reserves from capital contribution amounted to CHF 293.9 million. The Swiss Federal Tax administration has not yet confirmed the amount of reserves from capital contributions for 2024 in the sense of art. 20 para. 3 of the Federal Act on Direct Federal Taxation.

Capital band

As of December 31, 2024, the Company has a capital band between CHF 464,437.00 (lower limit) and CHF 691,655.50 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 227,218.50 by issuing up to 22,721,850 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital up to the upper limit or decrease the share capital up to the lower limit at any time and as often as required until March 2, 2028. In Q2 2024, 6,000,000 shares were issued from this capital band.

Conditional share capital

The conditional capital at December 31, 2024 amounts to a maximum of CHF 209,405.43 split into 20,940,543 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 95,663.02 through the issuance of a maximum of 9,566,302 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of the Group.

During the year ended December 31, 2024, 301,511 stock options were exercised and 9,430 RSUs vested resulting in the associated ordinary shares issued using the conditional share capital for employee benefit plans. These shares have not been registered yet in the commercial register as of December 31, 2024.

•
Conditional share capital for BCA public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

During the year ended December 31, 2024, 279,033 warrants were exercised and the associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants. These shares have not been registered yet in the commercial register as of December 31, 2024.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of the Group. As of December 31, 2024, 93,277 earnout options were exercisable.

Treasury shares

The Company cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. In connection with the ATM Offering Program, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program during the year ended December 31, 2024.

10. DECLARATION OF FULL TIME EQUIVALENT (FTE) EMPLOYEES

The Company had no employees during the periods ended December 31, 2024 and 2023.

11. WARRANTS

Public and Private Warrants

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, described in Note 2, the Company has assumed 4,251,595 BCA public warrants and 151,699 BCA private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 10.52 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

Blackrock Warrants

In conjunction with the Loan Agreement described in Note 2, the Company entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 11.01). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of December 31, 2024.

The movement of the number of outstanding warrants is illustrated below:

Number of outstanding warrants
Balance as of October 31, 2022	-
Issuance of public and private warrants	4,403,294
Exercise of public and private warrants	(149,198)
Balance as of December 31, 2023	4,254,096
Issuance of Blackrock warrants	43,321
Exercise of public and private warrants	(279,033)
Balance as of December 31, 2024	4,018,384

The number of warrants exercised during the year ended December 31, 2023 was 149,198, which included 149,156 BCA warrants exercised in 2023 and an additional number of 42 BCA warrants that are still formally part of the Company's conditional share capital, although they will not become exercisable because of the fractional conversion rate and rounding methodology applied when converting the initial warrants from EBAC into the Company's warrants.

12. SHARES AND OPTIONS ON SHARES GRANTED TO EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 of the Swiss Code of Obligations (CO) during the periods October 31, 2022 through December 31, 2023 and January 1, 2024 through December 31, 2024.

Shares and earnout shares values are based on the Company's closing share price of USD 17.00 (CHF 15.38) and USD 11.23 (CHF 9.45) as of December 31, 2024 and December 31, 2023, respectively. Options, restricted stock units ("RSUs"), stock appreciation rights ("SARs") and earnout options are recognized at fair value at grant date. The fair value of the Company's options, SARs and earnout options is determined using the Black-Scholes Model. The fair value of RSUs is equal to the closing share price on the date of grant.

The following table summarizes equity award activity during the period from January 1, 2024 through December 31, 2024:

	Options / RSUs
	Number	Fair value in CHF

Issued to executive officers and directors	799,721	6,694
Issued to employees	1,349,309	10,444
Issued to consultants of the Company	139,000	1,146
Total other equity compensation	2,288,030	18,284

The following table summarizes equity award activity during the period from October 31, 2022 through December 31, 2023:

	Shares / Earnout shares		Options / Earnout options / SARs
	Number	Fair value in CHF	Number	Fair value in CHF

Issued to executive officers and directors	270,828	2,559	109,802	1,027
Issued to employees	—	—	242,001	2,264
Issued to consultants of the Company	—	—	17,934	168
Total earnout consideration	270,828	2,559	369,737	3,459

Issued to executive officers and directors	—	—	1,029,765	4,737
Issued to employees	—	—	647,000	4,091
Issued to consultants of the Company	—	—	72,000	331
Total other equity compensation	—	—	1,748,765	9,159
Total	270,828	2,559	2,118,502	12,618

13. CONTINGENT LIABILITIES

The Company has no contingent liabilities as of December 31, 2024.

14. SUBSEQUENT EVENTS AFTER THE BALANCE SHEET DATE

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.01) per share, for total gross proceeds of $100.0 million (CHF 90.1 million). New shares were issued out of the Company’s existing capital band.

Appropriation of available earnings and reserves of Oculis Holding AG

(in CHF thousands)
	For the year ended December 31, 2024	For the year ended December 31, 2023
Retained earnings carried forward
Balance at the beginning of the period	(41,398)	—
Loss of the year	(5,179)	(41,398)
Loss available to the ordinary general meeting	(46,577)	(41,398)

Motion of the Board of Directors on the proposed carry forward of the accumulated losses
Loss available to the ordinary general meeting	(46,577)	(41,398)
Balance to be carried forward	(46,577)	(41,398)